Exhibit 1.02

Conflict Minerals Report of Synergetics USA Inc. in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

Introduction

This Conflict Minerals Report (“Report”) of Synergetics USA, Inc. (“Synergetics USA”, “we”, or “our”) for the period January 1, 2013 to December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule”).  The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to Conflict Minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain Conflict Minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG) for the purposes of this assessment. These requirements apply to registrants whatever the geographic origin of the Conflict Minerals and whether or not they fund armed conflict.

Company Overview

Synergetics USA is a leading supplier of precision surgical devices with a primary focus on the disciplines of ophthalmology and neurosurgery.  Our distribution channels include a combination of direct and independent vitreoretinal sales organizations, both domestically and internationally, and important strategic alliances with market leaders. Our product lines focus upon precision engineered, disposable and reusable devices, surgical equipment, procedural kits and the delivery of various energy modalities for the performance of surgery including: (i) laser energy, (ii) ultrasonic energy, (iii) radio frequency energy for electrosurgery and lesion generation and (iv) visible light energy for illumination, and where applicable, simultaneous infusion (irrigation) of fluids into the operative field.

As a company in the surgical device and equipment manufacturing business, Synergetics USA does not engage in the actual mining of Conflict Minerals. Synergetics USA does not make purchases of raw ore or unrefined Conflict Minerals and makes no purchases in the Covered Countries.

Due Diligence Process

In accordance with the Rule, Synergetics USA undertook due diligence measures on the source and chain of custody of the necessary Conflict Minerals tin, tantalum, tungsten and gold used in components for manufacturing certain of our products that may have originated from the Democratic Republic of the Congo (“DRC”) or an adjoining country (together with the DRC, “Covered Countries”) or may not have come from recycled or scrap sources to determine whether such products were “DRC conflict free”. As used in this Report, “conflict free” refers to suppliers, supply chains, smelters and refiners whose sources of Conflict Minerals did not or do not finance or benefit armed groups in the Covered Countries, either directly or indirectly.

In conducting this due diligence, Synergetics USA applied guidance from the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, an internationally recognized due diligence framework.

Synergetics USA’s due diligence measures included:

•	Establishing an internal team to implement our Conflict Minerals due diligence measures.

•	Determining which Conflict Minerals are necessary to the functionality or production of a product manufactured or contracted to be manufactured by Synergetics USA.
•	Identifying 293 “in scope” suppliers of materials, parts, components or products containing necessary Conflict Minerals.
•	Conducting a “Reasonable Country of Origin Inquiry” for “in scope” suppliers to ensure traceability throughout our supply chain to establish the origin of Conflict Minerals.
•	Implementing a process to review supplier responses and communicate all findings to the Director of Operations and Chief Financial Officer.
•	Discontinuing business with any supplier determined as “uncommitted” to compliance.

Product Determination

Synergetics USA has identified three product lines that contain Conflict Minerals necessary to the functionality or production of the product.  Small amounts of tin, tantalum and gold are used in the purchased circuit boards, cabling and varying raw materials used in manufacturing our PhotonTM light sources, our VersaVITTM vitrectomy system and our electrosurgical generators (the “Covered Products”).

Due Diligence Results

Synergetics received 179 responses to the 293 inquiries sent to “in scope” suppliers, a response rate of 61%.  Of the 179 supplier responses, 109 suppliers (61% of respondents) do not use Conflict Minerals, 43 suppliers (24% of respondents) are unable to determine the origin of Conflict Minerals and 27 suppliers (15% of respondents) use Conflict Minerals not from the Covered Countries.

As a result of the due diligence measures described above, Synergetics USA cannot determine with reasonable certainty if the necessary Conflict Minerals:

•	Originated in the Covered Countries;
•	Were from recycled or scrap sources; or
•	Were or were not from other conflict free sources.

Therefore, Synergetics USA has determined in good faith that for the period January 1, 2013 to December 31, 2013, the Conflict Minerals used in components for manufacturing the Covered Products are “DRC conflict undeterminable.”  Because a majority of our affected suppliers are unable to determine the origin of the necessary Conflicts Minerals, Synergetics USA is unable to determine the facilities used to process them, the country of origin, or the mine or location of origin.

Steps to Further Mitigate Risk

We have identified the following steps that are intended to improve the quality of information we receive from suppliers for the period January 1, 2014 to December 31, 2014 and to further mitigate any risk that necessary Conflict Minerals in products we manufacture or contract to manufacture finance or benefit armed groups:

•	Continue to engage with suppliers to improve the completeness and accuracy of information provided to us.
•	Consider requiring Conflict Minerals reporting for all new or renewed supplier contracts.
•	Develop a formal internal Conflict Minerals policy based on the due diligence measures taken for calendar year ended December 31, 3013.